Continental Resources, Inc.	Exhibit 12.1

Ratio of Earnings to Fixed Charges

(in thousands, except ratio)

	Year Ended December 31,						Nine Months Ended September 30,
	Pro forma	Historical					Pro forma	Historical
	2009	2009	2008	2007	2006	2005	2010	2010
Earnings
Income before income taxes	110,008	110,008	518,530	296,777	252,956	195,446	345,354	345,354
Plus: Fixed charges	72,945	23,232	12,188	12,939	11,310	14,220	55,652	33,163
Less: Capitalized interest	—	—	—	—	—	—	(288)	(288)
Pro forma adjustments:
Plus: Reduction in revolver interest expense	13,634	—	—	—	—	—	3,293	—
Less: Interest expense on Senior Notes	(61,528)	—	—	—	—	—	(25,092)	—
Less: Amortization of Senior Notes costs	(1,819)	—	—	—	—	—	(690)	—

Earnings, as defined	133,240	133,240	530,718	309,716	264,266	209,666	378,229	378,229

Fixed charges
Interest expense	23,232	23,232	12,188	12,939	11,310	14,220	32,875	32,875
Capitalized interest	—	—	—	—	—	—	288	288
Pro forma adjustments:
Less: Reduction in revolver interest expense	(13,634)	—	—	—	—	—	(3,293)	—
Plus: Interest expense on Senior Notes	61,528	—	—	—	—	—	25,092	—
Plus: Amortization of Senior Notes costs	1,819	—	—	—	—	—	690	—

Fixed charges, as defined	72,945	23,232	12,188	12,939	11,310	14,220	55,652	33,163

Ratio of earnings to fixed charges	1.8x (1)	5.7x	43.5x	23.9x	23.4x	14.7x	6.8x (1)	11.4x

(1)

Adjusted to give effect to a pro forma increase in interest expense resulting from the issuance of the notes on September 16, 2010, the September 2009 issuance of our 8 1/4% Senior Notes due 2019, and the April 2010 issuance of our 7 3/8% Senior Notes due 2020 and the utilization of the net proceeds from the sale of those notes to repay indebtedness that was outstanding under our revolving credit facility during the nine months ended September 30, 2010 and year ended December 31, 2009, as applicable, as if the issuance of those notes had occurred on January 1, 2010 and January 1, 2009, respectively.